Filed Pursuant to Rule 253(g)(2)

File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 8 DATED JUNE 1, 2020
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Revise various sections in the Offering Circular to provide updated market, strategy and risk factor disclosure in response to the impact of COVID-19 on real estate markets, the economy and the Company;
•	Disclose the letter sent to investors on or about May 7, 2020; and
•	Disclose as an appendix the information contained in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019.

Revisions to Offering Circular in Response to COVID-19

The revised disclosure set forth under the section of the Offering Circular entitled “Market Opportunities” is as follows:

Market Opportunities

We believe that the near and intermediate-term market for investment in the acquisition of property for the development and sale of For-Sale Housing targeted at first-time, move-up and active adult homebuyers is compelling from a risk-return perspective. Given the growing millennial demographic nearing home-buying age and increasing culture preferences for urban living, both by millennials and baby boomers, we favor a strategy weighted toward targeting debt and equity investments in new homes and townhomes, and newly renovated homes and townhomes. Millennials (generally defined as people born between the 1980 and 2000), the largest generation in American history, is coming of home-buying age. In addition, COVID-19 is transforming consumer habits with an acute potential to increase demand for single family homes with more internal space and backyards, especially as compared to small apartments where many people have been sheltering in place. As described in the Market Overview, a number of factors have created a pent up for-sale housing demand for millennials, including education and cultural trends, a strong preference for walkable, urban centers, and an increasingly attractive buy vs. rent cost analysis.

We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, provides opportunities to originate investments with attractive long-term equity returns and strong structural features with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

The revised disclosure set forth under the section of the Offering Circular entitled “Market Overview and Opportunity” is as follows:

Market Overview and Opportunity

We believe that the near and intermediate-term market for investment in the acquisition of property for the development and sale of For-Sale Housing targeted at first-time, move-up and active adult homebuyers is compelling from a risk-return perspective. Given the growing Millennial demographic nearing home-buying age and increasing culture preferences for urban living, both by Millennials and Baby Boomers, we favor a strategy weighted toward targeting debt and equity investments in new homes and townhomes, and newly renovated homes and townhomes. Millennials (generally defined as people born between the 1980 and 2000), the largest generation in American history, is coming of home-buying age. In addition, COVID-19 is transforming consumer habits with an acute potential to increase demand for single family homes with more internal space and backyards, especially as compared to small apartments where many people have been sheltering in place. As described in this Market Overview, a number of factors have created a pent up for-sale housing demand for Millennials, including education and cultural trends, a strong preference for walkable, urban centers, and an increasingly attractive buy vs. rent cost analysis.

We believe that the following market conditions, which are by-products of changing demographics and the extended credit market dislocation as a result COVID-19, should create a favorable investment environment for us.

Although it is early to measure the impact of COVID-19 on the housing market, early signs indicate that many renters are looking to move out of small, densely-packed apartments to purchase single family homes with more internal space and backyards. Despite intense economic shocks across the broader economy, the median home price rose 8% year-over-year to $280,600 in March 2020, according to the National Association of Realtors.

In a forecast released May 4, 2020, housing-data provider CoreLogic in fact called for nationwide home prices to rise 0.5% between March 2020 and March 2021. The Sponsor believes that COVID-19 will dramatically transform consumer preferences towards single family homes, amplifying trends and unleashing pent up demand.

Millennials are presently aged approximately 20 – 40. This generation is in various stages of entering and leading the workforce, and is just beginning to be the dominant generation shaping the economy. This report attempts to include relevant economic statistics primarily related to Millennials of home-buying age.

Our Manager believes that Millennials are intending to begin purchasing first homes within the next ten years. Our Manager also believes that this next phase for Millennials will result in demand for two- to three- bedroom houses to support this growing need, and that the demand will be best served by attached homes and single family homes in growth neighborhoods adjacent to major metropolitan cities, such as Los Angeles, CA.

Millennial Goals and Attributes

Popular conventions believe that Millennial’s aspirations are a departure from previous generational patterns, but Millennials have similar goals as previous generations. A 2013 Gallup poll found that 86% of single or never married Americans aged 18 to 34, wanted to get married someday and that 87% of adults between 18 and 40 who did not yet have children said they wanted them someday. Additionally, a 2015 study by the Demand Institute found that 75% of surveyed Millennials believe ownership is an important long-term goal and 80% plan to own or already own a home. However, Millennials are redefining when, where, and how to achieve those goals.

There are two defining differences between Millennials and previous generations that account for a changing homeownership culture: Millennials are more educated than previous generations and are starting families later.

The first difference between Millennials and older generations is that more Millennials have a college degree than any other generation. According to a 2014 study of Millennials by the White House Council of Economic Advisors, 47% of 25 to 34 year-olds received a postsecondary degree (associates, bachelor’s, or graduate degree) and an additional 18% had completed some postsecondary education. In 1992, roughly 30% of the same population received a postsecondary degree.

Source: White House Council of Economic Advisors; October 2014

While Millennials plan to get married and start families at the same rate of generations before, they are pushing that timeline later. For Millennials currently aged 18 to 30, 20% are married, compared with nearly 60% of 18- to 30-year-olds in 1962, 40% of Baby Boomers and 32% of Generation Xers at the same age, according to a 2016 Gallup Polls study. Clearly, this discrepancy shows that Millennials are largely delaying starting their families until their thirties.

Millennial Settling

We believe that Millennials are starting to feel ready to trade the rental for their own homes, a trend that will continue as more Millennials progress in their careers and that will likely get amplified by COVID-19’s effects on consumer preferences. Between 2014 and 2018, 48% of Millennials say they plan to make the move from renting to owning, according to the Demand Institute, which projects that Millennials will pour $1.6 trillion into new home purchases, compared with $600 billion on rent. First-time home buyers now make up 52% of prospective buyers looking to purchase in 2017, up from 33% a year earlier, according to a 2016 analysis of web searches performed by Realtor.com.

Source: Demand Institute; January 2015

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Source: Bloomberg; June 2015

Additionally, Millennials are burdened with more student debt than generations before, which hampers their ability to build credit and save for down-payments for the starter home their parents purchased previously. According to a 2014 study of Millennials by the White House Council of Economic Advisors, total student outstanding loan debt surpassed $1 trillion by the end of the second quarter of 2014, making it the second largest category of household debt. Average per borrower debt increased from $24,000 in 2004 to $30,000 in 2012. Around half of students borrowed student loans during the 2013-14 school year, up from around 30% in the mid-1990s, according to the same White House Council study. Additionally, this increase in debt has not kept pace with wage growth, further decreasing Millennial’s buying power for the suburban starter-home.

Source: Huffington Post; February 2016

Redfin’s 2014 analysis of Millennial zip codes further confirms that these desirable zip codes come with high down payments – on average $80,000.

Source: Redfin; September 2014

For Sale Housing Solution

Ultimately, we believe that Millennials are seeking more space, ideally that allows them to achieve the American dream of owning a home within their budget, while still maintaining the amenities and accessibility they are accustomed to – and infill homes, the suburbs and near country are making a play for their interest. The average Millennial is 30 and is planning to get married and settle down in the next ten years. We believe that this next phase will result in demand for two- to three- bedroom housing units to support this growing need, and that the demand will be best served by attached homes and single family houses in growth neighborhoods in and adjacent to major metropolitan cities.

Los Angeles, CA MSA

The Los Angeles-Long Beach-Anaheim Metropolitan Statistical Area area includes Los Angeles and Orange Counties. We believe the Los Angeles, CA MSA presents a strong investment environment as a result of the following factors:

The Los Angeles, CA MSA is the second largest MSA in the United States, and, because of population growth and State and local housing development planning and entitlement processes, it is currently at 92% of its possible housing capacity according to a 2013 study by Greg Morrow titled “The Homeowner Revolution: Democracy, Land Use and Los Angeles Slow-Growth Movement, 1965-1992”.

Single Family homes cover approximately 90% of LA’s residential land, which has largely been built out, meaning any population growth must be accommodated for on a small portion of Los Angeles’s land.

Source: The Homeowner Revolution: Democracy, Land Use and Los Angeles Slow-Growth Movement, 1965-1992

Between 1960 and 1990 zoning and legislative changes pushed Los Angeles’s housing capacity from 10 million people down to 6 million people. During the last decade, approximately 187 units have been built per 1,000 new residents. Being at capacity means that practically all future development projects will require a discretionary approval process to move forward. This discretionary approval process would allow for more density to accommodate increased demand.  Therefore, with the current regulations in place and the region’s land use policies, there is an extremely high barrier to entry. Discretionary approvals can take years and hundreds of thousands of dollars to navigate through the system successfully.

Los Angeles County is seeing a decline in ability to own a home, especially among millennials.

Generally, due to market conditions, homeownership rates were being driven down in cities attracting millennials. This may be because millennials have limited savings, a distrust of the real estate markets from the 2008 recession, and a desire to live in urban infill locations served by transit with walkable amenities.

According to Zillow’s Rent vs. Buy Calculator, Los Angeles has one of the longest breakeven horizon between buying versus renting of any United States city (approximately 5 years). This breakeven horizon may be higher in many of the neighborhoods we are targeting, meaning that even people who can afford the substantial down payment that comes with purchasing in one of the most expensive home markets in the country, buyers will have a much harder decision to make on whether to rent or buy than people who live in places with a shorter breakeven analysis. This is a direct correlation to Los Angeles having the lowest homeownership rate of all major metropolitan areas (approximately 49%). Below is a Commerce Department chart sourced from the Wall Street Journal that sets forth US homeownership from 1965 through the second quarter 2015.

Los Angeles home price inflation has outpaced the United States possibly because of the imbalance in supply and demand.

Since 1940, Los Angeles median home prices have grown considerably faster than the rest of the United States. This can be attributed to a growing population and economy while annual housing construction has slowed significantly.

Source: Legislative Analyst’s Office of California

The revised disclosure set forth under the section of the Offering Circular entitled “Market Outlook – Real Estate Finance Markets” is as follows:

Market Outlook — Real Estate Finance Markets

The direct and indirect impact of COVID-19 on the real estate markets are unprecedented. Given the prospect of negative growth for the economy in the near term and anemic growth for the mid-to-long term, we favor a strategy weighted toward maintaining large cash reserves and equity investments at significant discounts to cost basis as compared to prices before the March 2020 downturn, but likely below the radar of institutional-sized investors. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team will provide opportunities to originate investments with attractive long-term equity returns and strong structural features directly with local brokers and joint venture real estate companies, thereby taking advantage of disrupted market conditions in order to seek the best risk-return dynamic for our shareholders.

Since the beginning of March 2020, the Federal Reserve launched an unprecedented barrage of monetary stimulus, including lowering Federal Reserve benchmark rates to a range of zero to 0.25% and expanding its balance sheet to $6.6 trillion. According to MarketWatch, the Federal Reserve’s balance sheet is likely to expand to $9 trillion by mid-June 2020. On March 9th, 30-year Treasury Rates reached 0.99%, the lowest on record.

The global impact of the outbreak of COVID-19 has been rapidly evolving, continues to have an adverse impact on economic and market conditions and presents material uncertainty and risk with respect to the Company’s future performance and future financial results. At this time, the Company is unable to quantify the impact COVID-19 may have on its future financial results as well as on the broader real estate financial markets.

Risks related to a prolonged economic downturn could adversely affect growth and the values of our investments. In the event market fundamentals continue to deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of our Manager to acquire new investments with attractive risk-reward dynamics.

The additional risk factors included under the section of the Offering Circular entitled “Risk Factors – Risks Relating to Economic Conditions” are as follows:

Global economic, political and market conditions and economic uncertainty caused by the recent outbreak of coronavirus (COVID-19) may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, various social and political tensions in the United States and around the world, and the recent public health crisis caused by the novel coronavirus (COVID-19), may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the precise details and the resulting impact of the United Kingdom’s vote to leave the EU, commonly referred to as “Brexit”, are impossible to ascertain at this point. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets.  Finally, public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19), are expected to increase as international travel continues to rise and could adversely impact our business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies.  We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments and manage our investments in a manner consistent with achieving our investment objectives.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across our portfolio and may cause one or more of our tenants to be unable to meet their rent obligations to us in full, or at all, or to otherwise seek modifications of such obligations.  In addition, governmental authorities may enact laws that will prevent us from taking action against tenants who do not pay rent.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

Investor Letter sent on or about May 7, 2020

The following letter was sent by our Manager to our shareholders on or about May 7, 2020. All references to “we,” “our,” and “us” in the following letter refer to our Sponsor, Rise Companies Corp.

An in-depth look at how we plan to invest through the crisis

In our latest letter, we walk through our strategy to fully take into consideration the impacts of the current downturn as we make new investments.

Key takeaways:

•	As has generally occurred in past recessions, we expect that attractive opportunistic investments will begin to present themselves, but this is likely to take time and patience will be key.
•	In the immediate term, the investment plans will primarily be allocated to newly launched funds so that we are able to proactively pursue investment strategies that fully take into consideration the impacts of the current downturn.
•	Generally, we expect there to be three broad phases of our investment strategy over the next 12 to 18 months:

	Objective	Target investments
Phase I	Maximize near term flexibility	Public markets and structured debt
Phase II	Maintain stability and increase yield	Distressed debt and private market rescue/bridge loans
Phase III	Capitalize on opportunities for higher potential return	Undervalued properties that we intend to hold long-term

Although the long-term impact of the COVID-19 pandemic on the broader economy remains highly uncertain, we continue to believe that the potential for a deeper and more prolonged recession is much greater than the stock market and its many commentators appear to be anticipating at this time.

While the primary “peak” of new cases in the country may be behind us (and therefore the nationwide shutdown may slowly begin to ease in certain areas), the risk of an ongoing series of localized outbreaks that result in a second wave or even a steady build up of new cases seems highly probable. These outbreaks will likely require further shutdowns which in turn (even if they are limited) will put broadly sustained downward pressure on the economy.

Governments can allow business to reopen, but they cannot force fearful consumers to leave their homes and start spending again. High unemployment, beleaguered business, and real health dangers may dampen any pent-up demand that exists, making it difficult for the recovery to take hold.

Additionally, bills have continued to pile up, in spite of the fact that much of the country has been in suspended animation for the last six weeks. Notwithstanding various government stimulus programs, most businesses that have been forced to temporarily close still have had to carry some payroll and healthcare costs. They may have delayed paying their mortgage, rent, insurance, utilities, and local taxes but those expenses have not been forgiven and more than likely they also have outstanding payments to their vendors. When the economic clock starts up again, all those accumulated bills will come due and many businesses will not be able to pay them.

The market is a complex chain of relationships. One company’s expense is another company’s revenue. So, if customers are afraid to go out and spend, restaurants and retailers won’t earn enough to pay their suppliers and landlords. And if suppliers are left with unpaid orders, they won’t be able to make payroll. And if tenants can’t afford to pay their rent, landlords won’t be able to make their debt service payments to the bank. And if banks are afraid that their borrowers won’t make their loan payments, they will begin to stop extending credit — the very thing every other business needs to get back up and running.

The negative impacts of such a downward spiral are numerous and while the current disruption in the market will inevitably lead to new investment opportunities, we feel that we are still early in this process and now is a time for caution.

Real estate markets move slowly (typically lagging the public stock market), so we believe that it will take several months for the downstream effects of the pandemic and subsequent response to fully work their way into our corner of the economy. The Great Recession, for example, lasted 18 months and many of the best buying opportunities in the real estate market didn’t open up until 12 to 24 months after it began. Meanwhile, it’s barely been 60 days since the current downturn started.

Sources: Federal Reserve Economic Data, Yahoo Finance

At this point, we feel the smartest thing we can do for our investors is to begin putting ourselves in the position to act on these opportunities once they do start to arise. This means both continuing to build up a larger cash reserve across the portfolio (which today totals nearly $200 million in cash across all active funds) and establishing ourselves as a ready and willing buyer within the channels of brokers and agents that act as a conduit to future deal flow.

Ultimately, the benefit of having been more conservative up to this point in the cycle combined with our willingness to be patient should afford us better opportunities to acquire those assets that we believe will generate outsized returns over the long-term as a result of the more permanent structural changes to behavior that emerge from the pandemic.

Below we walk through our specific investment strategy in more detail, which we’ve broken into three relative phases.

(Keep in mind that the following represents what we believe to be appropriate given what we know today. It’s also important to note that rather than occur in strict succession, there is likely to be some overlap and that, depending on future circumstances, we may deviate from this strategy significantly.)

•	Phase I: Maximize near term flexibility
•	Phase II: Maintain stability and increase yield
•	Phase III: Capitalize on opportunities for higher potential return

Phase I: Maximize near term flexibility

Target investments: liquid and structured debt markets

In most financial crises, the first major asset class to experience disruption is credit markets. This is due to the fact that credit is by far the largest asset class and is simultaneously exposed to both long-term economic risk and overnight margin requirements. A long bull market, like the record-setting one that ended in February, encourages a false sense of security. As we indicated in our 2019 year-end letter to investors, the Fed, in its “lower for longer” accommodative monetary policy, effectively signaled to many market participants a green light to take on more risk. Gradually, but ever increasingly, investors borrowed short to lend long. And when the paradigm suddenly and unexpectedly shifted from optimism to fear, institutions called in their lines and demanded paydowns, triggering the start of a vicious doom loop of forced selling and sharp price declines.

For those who don’t make a living trading in them (i.e., nearly everyone), credit markets can often seem completely out of sync with the real world because they trade on the expectations of what the often distant future will bring. They therefore tend to collapse before any real materially adverse changes take place in the economy, and then seemingly rebound even amid mounting job losses, reduced earnings, or even bankruptcies.

For this reason, they can be both a bellwether for the future as well as one of the first places where opportunities to find value emerge.

While we’ve long believed that the general stock market was overvalued and due for a correction, we believe that for certain assets, such as high-quality credit, the recent collapse in pricing was driven more by a lack of liquidity than by weakness in the underlying fundamentals. In some instances, spreads for high grade borrowers have blown out by hundreds of basis points while the underlying assets remain more or less stable. Although spreads have begun to normalize as liquidity returns, we believe there is an interim opportunity to deploy a portion of our existing cash reserves from now near-zero yielding money markets into specific, more liquid securities such as REIT bonds (i.e., loans to public real estate companies), where we have a deep understanding of the underlying assets securing the debt due to managing and operating very similar properties ourselves.

Sources: FINRA Market Data, Yahoo Finance

Today, some of these REIT bonds, with effective LTVs of approximately 40 ‒ 60%, are pricing at +200 basis point spreads above US Treasuries (a basis point equals 1/100th of a percent, so the aforementioned bonds are trading at a price that yields a 2% premium to a US Treasury note). By comparison, the same bond was trading at a +50 basis point spread only a few months earlier. We believe these bonds, with their increased spreads, represent a prudent interim investment today that will generate yields superior to money market funds (which now only pay about 25 basis points) while still providing near term flexibility for when we determine it is appropriate to shift into more illiquid, opportunistic acquisitions.

Phase II: Maintain midterm stability while seeking increased yield

Target investments: distressed debt and private market bridge / rescue loans

As the shock of the abrupt shutdown continues to reverberate through the economy, we expect that some of the first real estate assets to be impacted will be projects that are midway through development. This could include properties that are still in the process of completing their entitlements, or even buildings that are under construction. Either way, the combined impact of the shutdown of non-essential businesses with the rapid change in the commercial lending environment is likely to produce a cohort of projects that are behind schedule and in need of additional funds to reach completion.

In certain cases, these projects may not have inherent flaws or weaknesses, but are simply the victims of poor timing and circumstances changing beneath them. Even experienced developers will often only capitalize a new development with a 10% contingency for timing delays and cost overruns, leaving little room for the unexpected. Many of these projects will need short-term additional funding in order to ensure they are able to deliver. Due to the existential nature of not completing a development — a half-finished building isn’t worth much — the value of these additional funds tends to be extremely high. While the most likely source of additional funding should be capital calls from existing equity investors, some of those equity investors may be unwilling or unable to step up to the plate. In which case, the sponsor would then need to look to external sources to rescue the project and “bridge” it to completion.

In these instances, the combination of substantial cash reserves, along with our experience as an operator and investor in similar projects, should put us in a compelling position to recapitalize select projects that we believe have the strongest fundamentals. Since the liquidity provided by our cash reserves tends to be scarce during times like this, we’d expect to be able to invest at a lower basis and a higher return than we would have been able to only a few months earlier.

Phase III: Capitalize on opportunities for higher potential return

Target investments: Direct ownership of undervalued properties that fit long-term macroeconomic trends

Capitalizing on opportunities for the direct acquisition of assets whose prices have come down substantially below where they were trading previously will have the longest lead time. This is primarily due to the fact that in most instances, unless an existing owner is in a truly distressed situation, they are unlikely to sell an asset for substantially less than what they had expected to receive before the downturn. In other words, external events must force a sale.

In this case, distress would likely come from owners who overleveraged the asset itself or have overextended themselves as the sponsorship-ownership group.

To understand the natural lag in starting to see these opportunities, take for example the hypothetical owner of a retail shopping center in today’s environment.

1.	Due to the shutdown, most if not all of the tenants in the center are closed, or at minimum providing delivery-only services. Few are generating enough revenue to afford to pay their rent and the owner is probably willing — if not required in certain states — to extend several months of rent relief to the tenants.
2.	It may be 3+ months before all the tenants are able to fully reopen for business. And once they do, it’s unclear if many will actually be able to survive after having drained much of their cash reserves, and with customers potentially choosing to continue to do a majority of their shopping online.
3.	During what may be a painful 6 to 12 month period, as stores close and income from the property deteriorates, the owner will struggle to cover their debt service payments to their lender.
4.	After a series of short-term extensions and potentially even last-ditch capital infusions from the owner in an attempt to stabilize the property, they may finally determine that their best option is either to sell the asset at a substantial discount to their basis, or simply give the asset back to the lender in foreclosure.

In summary, even for assets such as failing retail shopping centers that are likely to experience the most immediate and substantial negative impact, it would take 12 months or more before an asset actually changes hands at a distressed price.

Much like Warren Buffet, we believe it is better to buy great real estate at a good price than bad real estate at a great price. So, we will focus our efforts on those assets that we believe have the strongest fundamentals and long-term growth drivers.

What does this mean for your portfolio?

In the immediate term, the investment plans will primarily be allocated to newly launched funds so that we are able to proactively pursue the aforementioned investment strategies that fully take into consideration the impacts of the COVID-19 downturn, as well as the natural timing of private real estate markets. While having a blank slate from which to invest provides the flexibility necessary to execute on these strategies, it also means that these new dollars invested through the plans will be going into funds with only a limited number of assets for some period of time.

In addition, the relative variation between our income and growth focused plans is likely to be less pronounced while, during Phase I & II, we seek to deploy into those assets that provide investors with the greatest stability and flexibility. As we eventually move into Phase III, we’d expect the plans to begin to diverge more as the income funds would likely continue to hold some of the longer-term income focused assets while the growth funds would likely allocate out of short term, liquid assets to acquire potentially undervalued or distressed assets that may have very little yield during the period required to fix or rebuild the asset but that have much higher potential returns should that work prove accretive.

While investing with Fundrise has and will always be a long-term proposition (something we’ve written about many times), we expect the current environment to require an even greater level of patience from us if we are to fully capture the opportunity created by the moment.

Fortunately, because of the strength and size of our overall portfolio, as well as our ability to deploy into certain types of institutional grade public and private market assets, we believe we will be able to deliver for our investors a strategy that otherwise would not be available to them as individuals.

As always, our unique advantage comes from our 130K strong investor community and the ability for that collective force to come together to direct action for the benefit of the whole.

Annual Report on Form 1-K

The following information is contained in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 and is included as an appendix to the Offering Circular:

Appendix

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain members to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;
•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	failure of acquisitions to yield anticipated results;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

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•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and

•	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, (“we”, “us”, and the “Company”), is a Delaware limited liability company formed on November 19, 2015, primarily to acquire property for the development of for-sale housing in the Los Angeles, CA metropolitan statistical area (“MSA”). Operations commenced on May 26, 2017. We use substantially all of the net proceeds raised from our Offerings to invest in the acquisition of property for the development and rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “For-Sale Housing”). We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, real estate-related debt and other real estate-related assets. We may make our investments through majority owned subsidiaries, some of which may have rights to receive preferred economic returns.

As of December 31, 2019 and 2018, our portfolio was comprised of approximately $37.3 million and $30.2 million, respectively, of gross capital deployed in real estate investments that in the opinion of Fundrise Advisors, LLC (our “Manager”), meets our investment objectives. See Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments for information concerning our investments since December 31, 2019.

We have elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ending December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

We are externally managed by our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. As such, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We believe that the near and intermediate-term market for investment in the acquisition of property for the development and sale of For-Sale Housing targeted at first-time, move-up and active adult homebuyers is compelling from a risk-return perspective. Given the growing millennial demographic nearing home-buying age and increasing culture preferences for urban living, both by millennials and baby boomers, we favor a strategy weighted toward targeting debt and equity investments in new homes and townhomes, newly renovated homes and townhomes, and condominiums in urban centers. Millennials (generally defined as people born between 1980 and 2000), the largest generation in American history, are coming of home-buying age. As described in the “Market Overview and Opportunity” section contained in the latest offering circular (“Offering Circular”) we use in connection with our Offering, a number of factors have created a pent up For-Sale Housing demand for millennials, including education and cultural trends, a strong preference for walkable, urban centers, and an increasingly attractive buy vs. rent cost analysis.

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We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and real estate investment trusts (“REITs”) sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

For debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel that the current and future market environment for the acquisition of property for the development and sale of For-Sale Housing (including any existing or future government sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We expect to selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of For-Sale Housing assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities, or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record, and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol;

•	our Sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions; and

•	our Sponsor’s relationships with members of, and investors in, the Fundrise Platform that may enhance our ability to sell our For-Sale Housing projects.

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Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments within approximately five to seven years from the one-year anniversary of the commencement of our initial Offering;

•	to develop and sell homes, townhomes and condominiums for sale at a healthy profit margin;

•	to pay attractive cash distributions as cash becomes available through the sale of our assets;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five to seven years from the one-year anniversary of the commencement of our initial Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets;

•	to preserve, protect and return our investors’ capital contribution; and

•	to provide homebuyer investors with the opportunity to gain valuable market and real estate knowledge about their future home options while also allowing them to capitalize on a trend that they are actively participating in.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Investment Types

Our primary investment types are as follows:

•	Residential Rental Properties and Real Estate Held for Improvement – Our investments in residential rental properties and real estate held for improvement may include the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing and renting, or developing and selling the properties, respectively. See Note 2, Summary of Significant Account Policies – Residential Rental Properties and Real Estate Held for Improvement, in our consolidated financial statements for further detail.

•	Real Estate Debt Investments – Our real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests in unconsolidated joint ventures.

•	Real Estate Held for Sale – From time to time, we may identify residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive margins. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, home builders, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

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Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in the Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statement Regarding Forward Looking Information. Unless otherwise indicated, latest results discussed below are as of December 31, 2019.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2019 and 2018, we have raised total gross offering proceeds of approximately $42.4 million and $33.8 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor).

As of December 31, 2019 and 2018 we have settled subscriptions in our Offerings and private placements of approximately 4,206,000 and 3,376,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2019, approximately 2,418,000 of our previously qualified common shares remained available for sale to the public under our Offering.

Until December 31, 2018, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price of our common shares is adjusted semi-annually and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal semi-annual period (“NAV per share”).

Below is the semi-annual NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2018	$10.34	Form 1-U
June 30, 2019	$10.44	Form 1-U
December 31, 2019	$10.74	Form 1-U

Distributions

We do not expect to declare any distributions until the proceeds from our public offering are invested and returns, if any, have been received by the eFund. In addition, as we expect primarily to invest in the acquisition of property for the development of For-Sale Housing or in properties that have significant capital requirements, these properties may not immediately generate cash flow from sale. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation. As of December 31, 2019, we have not declared any distributions.

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

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 Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. We have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason.

As of December 31, 2019, approximately 405,000 shares had been submitted for redemption, and 100% of such redemption requests have been honored.

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests. However, such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements, for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, our consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from investments in the development and rental, or development and sale of For-Sale Housing. We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, as real estate-related debt and other real estate-related assets. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

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Results of Operations

On May 26, 2017, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P.). The Company had thirty-six and thirty investments as of December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, we had total net income of approximately $509,000. For the year ended December 31, 2018, we had total net income of approximately $15,000.

Income

Interest Income

For the years ended December 31, 2019 and 2018, we earned approximately $321,000 and $439,000 of interest income, respectively.

Rental Income

For the years ended December 31, 2019 and 2018, we earned rental income of approximately $745,000 and $283,000, respectively. The increase in rental income was due to having twenty-four rental income producing properties operational as of December 31, 2019 compared to only eleven rental income producing properties as of December 31, 2018.

Gain on Sale of Real Estate

For the years ended December 31, 2019 and 2018, we earned approximately $181,000 and $107,000, respectively, of gain on the sale of real estate, from the sale of one single-family home each year.

Other Income

For the years ended December 31, 2019 and 2018, we earned approximately $16,000 and $31,000 of other income, respectively, which consists of money market dividends earned. The decrease from December 31, 2018 to December 31, 2019 was due to less cash invested in the money market account.

Expenses

For the years ended December 31, 2019 and 2018, we incurred expenses of approximately $712,000 and $810,000, respectively. The decrease in expenses during the year ended December 31, 2019 was due to the reduction in asset management fees and interest expense incurred.

General and Administrative

For the years ended December 31, 2019 and 2018, we incurred general and administrative expenses of approximately $325,000 and $396,000, respectively, which includes auditing and professional fees, bank fees, and other costs associated with operating our business. The decrease in general and administrative expenses was primarily due to a decrease in audit, tax, and advisory expenses for the year ended December 31, 2019.

Property Operating and Maintenance

For the years ended December 31, 2019 and 2018, we incurred property operating and maintenance expenses of approximately $233,000 and $98,000, respectively. The increase in expense during 2019 is due to operating seven additional properties as of December 31, 2019.

Asset Management Fees

For the years ended December 31, 2019 and 2018, we incurred asset management fees of approximately $0 and $221,000, respectively. The decrease in the amount of asset management fees is attributable to our Manager waiving the asset management fees from January 1, 2019 through December 31, 2019.

Our Investments

As of December 31, 2019, we have entered into the following investments. No investments have been made since December 31, 2019. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

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Residential Properties:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
La Vista Property (A)	90004	2 / 1	697	05/31/2017	$405,000	Initial	Update
H41	90062	2 / 1	1,446	06/22/2017	$486,000	Initial	Update 1 Update 2
463	90037	3 / 1	1,176	07/07/2017	$532,000	Initial	Update 1 Update 2
W48	90062	2 / 1	1,446	08/09/2017	$553,000	Initial	Update 1 Update 2
416	90062	3 / 1	1,448	08/10/2017	$485,000	Initial	Update 1 Update 2
H412	90062	2 / 1.75	1,956	08/18/2017	$509,000	Initial	Update 1 Update 2
511	90037	3 / 2	1,792	09/01/2017	$435,000	Initial	Update 1 Update 2
413	90037	2 / 1	1,092	09/12/2017	$435,000	Initial	Update 1 Update 2
291	90011	3 / 2	1,747	12/13/2017	$451,000	Initial	Update 1 Update 2
J28	90018	2 / 1	1,204	06/12/2018	$717,000	Initial	Update 1 Update 2
D32 (C)	90065	3 / 2	1,613	07/31/2018	$736,916	Initial	Update 1 Update 2
L60 (D)	90042	3 / 1.5	1,217	08/03/2018	$794,000	Initial	Update 1 Update 2
S15	90004	2 / 1	1,335	08/17/2018	$716,000	Initial	Update 1 Update 2
L602 (D)	90042	2 / 2	1,365	09/11/2018	$952,000	Initial	Update 1 Update 2
E91	90011	(B)	(B)	12/11/2018	$1,790,000	Initial	N/A
E62	90011	3 / 2	1,900	12/12/2018	$512,000	Initial	Update 1
W18	90062	2 / 1	1,500	12/14/2018	$512,000	Initial	Update 1
E855	90011	3 / 1	1,300	12/20/2018	$415,000	Initial	Update 1
W41 (E)	90062	3 / 1	1,400	01/11/2019	$494,000	Initial	Update 1
S41	90037	2 / 1	1,300	01/31/2019	$527,000	Initial	Update 1
E42	90016	3 / 2	1,350	02/14/2019	$717,000	Initial	Update 1
H30	90018	5 / 3.5	1,500	02/22/2019	$651,000	Initial	Update 1
G55	90016	3 / 2	1,500	03/21/2019	$728,000	Initial	Update 1
W418 (E)	90062	4 / 2	2,200	09/24/2019	$687,000	Initial	N/A

(A)	La Vista Property sold on 3/23/2018 for a sales price of approximately $550,000.

(B)	Property is improved with three separate structures: a multi-tenant building containing four residential units and approximately 2,500 square feet, a single-family home with approximately 2,000 square feet, and a three-story commercial building with approximately 7,200 square feet.

(C)	D32 sold on 1/23/2019 for a sales price of approximately $995,000.
(D)	These assets were classified as single family residential properties at acquisition. As of 6/30/2019, these assets are included as part of the RSE L6025 entitlement project. See (E) under "Entitlement and Development Properties" below.

(E)	These assets were classified as held for sale as of 10/24/2019.

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Entitlement and Development Properties:

Asset Name	Zip Code	Approximate Square Footage of Lot(s) at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Number of Entitled Lots	Overview (Form 1-U)
CNP 36 Properties	90034	15,800	(A)	$2,705,000	12	Initial	Update 1
NPSC Westmoreland- Controlled Subsidiary	90029	13,000	(B)	$2,143,000	14	Initial	Update 1 Update 2
R13 and R14- Controlled Subsidiary	90026	13,460	(C)	$2,061,000	10	Initial	Update 1 Update 2
NPSC Virgil- Controlled Subsidiary	90029	19,150	(D)	$2,881,000	15	Initial	Update 1 Update 2 Update 3
RSE L6025- Controlled Subsidiary	90042	27,000	(E)	$2,976,000	18	Initial	N/A

(A)	CNP 36 Properties comprised of two parcels: an approximately 8,300 square foot lot purchase on 5/3/2018 for $1,555,000 and an approximately 7,500 square foot lot purchase on 3/23/18 for approximately $1,150,000.

(B)	NPSC Westmoreland- Controlled Subsidiary comprised of two parcels: an approximately 5,800 square foot lot purchased on 3/15/2018 for approximately $1,103,000 and an approximately 7,200 square foot lot purchased on 11/9/17 for approximately $1,040,000.

(C)	R13 and R14- Controlled Subsidiary comprised of two parcels: an approximately 6,730 square foot lot purchased on 1/4/2018 for approximately $1,138,000 and an approximately 6,730 square foot lot purchased on 11/14/2017 for approximately $923,000.

(D)	NPSC Virgil- Controlled Subsidiary comprised of three parcels: an approximately 5,750 square foot lot purchased on 1/25/18 for approximately $921,000, an approximately 6,700 square foot lot purchased on 1/19/2018 for approximately $910,000, and an approximately 6,700 square foot lot purchased on 12/27/2017 for approximately $1,050,000.
(E)	RSE L6025 Controlled Subsidiary comprised of three parcels: L60 (acquired 8/3/2018), L602 (acquired 9/11/2018), and the latest investment, L6025, was acquired on 6/26/19 for an initial purchase price of approximately $1,230,000. Proceeds were used to acquire an approximately 9,000 square feet of land, which is currently improved with an approximately 1,500 square foot single-family home. The acquisition of L6025 is the last property required to assemble the three lots. Combined, the three parcels achieve a lot size of approximately 27,000 square feet, which will be entitled for 18 single-family homes.

Joint Venture Entitlement and Development Properties, Senior Loans, and Other Assets:

Real Property Controlled Subsidiaries	Zip Code	Approximate Square Footage of Lot at Acquisition	Date of Acquisition	Purchase Price (1)	# Lots/Homes	Overview (Form 1-U)
RRE F1	90731	28,800	05/04/2018	$2,023,000	19	Initial
Marathon 12	90026	15,620	05/17/2018	$1,279,000	12	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

Senior Loans	Zip Code	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
SC Group 6845 Figueroa, LLC (7)	90042	08/04/2017	9.0%	02/04/2019	$2,250,000	90.0%	97.5%	Initial	Update 1 Update 2
SGGP 1300 Douglas, LLC (8)	90026	11/20/2017	9.0%	05/13/2019	$2,923,350	89.0%	97.0%	Initial	Update 1
600 Block Commonwealth, LLC (6)	90004	02/08/2018	18.0%	07/31/2018	$500,000	—	42.0%	Initial	Update 1

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On July 20, 2018, 600 Block Commonwealth, LLC paid off the loan for the full amount of the outstanding principal balance plus interest.
(7)	On February 3, 2019, SC Group 6845 Figueroa, LLC (“Stradella Court – La Prada”) executed a loan modification extending the maturity date of the senior loan to May 3, 2019. The loan principal increased to $2,396,545. As of December 31, 2019 the loan was deemed impaired and classified as non-accrual. The loan was determined to have sufficient underlying real estate collateral as of December 31, 2019. In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed.

(8)	As of December 31, 2019, the loan with an approximate recorded investment and unpaid principal balance of $2.8 million is in agreement of sale. The Company expects full collection of the investment in 2020. In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed.

11

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2019, we have thirty-six investments totaling approximately $37.3 million in deployed capital and had approximately $1.7 million in cash and cash equivalents. As of December 31, 2018, we had thirty investments totaling approximately $30.2 million in deployed capital and had approximately $2.8 million in cash and cash equivalents.

For information regarding the anticipated use of proceeds from our Offering, see our “Estimated Use of Proceeds” in our Offering Circular here. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

As of both December 31, 2019 and 2018, we had no outstanding debt from our Sponsor (See Note 9, Related Party Arrangements in our consolidated financial statements). Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of property for the development and sale of For-Sale Housing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

If we are unable to fully raise $50.0 million in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be more subject to fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company's future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

While we are encouraged by the relative stability of the residential real estate markets, the country has entered a period of a high degree of uncertainty and volatility as a result of the impact of the novel coronavirus (COVID-19). Although that is likely to mean a period of economic stress, broadly speaking, we believe the LA eFund is well positioned to withstand potential economic shocks or slowdowns in the economy. First, residential property, like food, is a basic good rather than a discretionary expense so should perform more resiliently in a downturn. Second, as of March 2020, the LA eFund real estate portfolio has taken on zero debt. Management chose to place no senior debt on the properties in order to protect against the risk that credit markets freeze or become disrupted, a situation which is now becoming increasingly likely. Our belief is a portfolio of urban infill housing in the center of Los Angeles is likely to be more stable than most other assets.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Fed to continue to inject more liquidity into the market (similar to previous Quantitative Easing). When the market recovers, the LA eFund portfolio should be able to exit into a housing market with low mortgage rates.

As we described in previous filings over the years, by targeting modest-to-no leverage and mid-term target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please See Note 9, Related Party Arrangements in our consolidated financial statements.

12

Recent Developments

Other

Event	Date	Description

Redemption Plan Update	3/31/2020

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests. However, such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	43	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	34	Chief Operating Officer
Bjorn J. Hall	39	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Prior to Rise Companies Corp., Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

13

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 9, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Members

The following table sets forth the approximate beneficial ownership of our common shares as of March 15, 2020 for each person or group that holds more than 5.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares
Name of Beneficial Owner (1) (2)	Beneficially Owned	Percent of All Shares
Benjamin S. Miller	500	*
Brandon T. Jenkins	4	*
Bjorn J. Hall	123	*
All directors and executive officers of our Manager as a group (3 persons)	627	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions Other Information

For further details, please see Note 9, Related Party Arrangements, in our consolidated financial statements

Item 6.	Other Information

None.

14

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

15

Independent Auditor's Report

To the Members

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Fundrise For-Sale Housing eFund - Los Angeles CA, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise For-Sale Housing eFund - Los Angeles, CA, LLC and subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 27, 2020

F-1

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	December 31, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	$1,676	$2,755
Other assets	292	156
Real estate deposits	50	204
Investments in residential rental properties, net	11,765	7,428
Investments in real estate held for improvement	14,164	13,545
Investments in real estate held for sale	1,199	743
Investments in real estate debt investments	5,243	4,800
Investments in equity method investees	4,611	3,479
Total Assets	$39,000	$33,110

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$299	$193
Due to related party	3	589
Redemptions payable	190	148
Rental security deposits and other liabilities	114	178
Below market leases, net	37	42
Total Liabilities	643	1,150

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 4,205,591 and 3,375,758 shares issued, and 3,800,487 and 3,240,374 outstanding as of December 31, 2019 and 2018, respectively	41,888	33,295
Redemptions - common shares	(4,035)	(1,330)
Retained Earnings (Accumulated deficit)	504	(5)
Total Members’ Equity	38,357	31,960
Total Liabilities and Members’ Equity	$39,000	$33,110

The accompanying notes are an integral part of these consolidated financial statements

F-2

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2019	December 31, 2018
Income (loss)
Interest income	$321	$439
Rental income	745	283
Equity in earnings (losses)	(42)	(35)
Other income	16	31
Gain on sale of real estate	181	107
Total income (loss)	1,221	825

Expenses
Rental properties operating and maintenance	233	98
Depreciation and amortization	154	59
Interest expense - related party note	-	36
Asset management and other fees – related party	-	221
General and administrative expenses	325	396
Total expenses	712	810

Net income (loss)	$509	$15

Net income (loss) per common share	$0.14	$0.01
Weighted average number of common shares outstanding	3,526,509	2,355,771

The accompanying notes are an integral part of these consolidated financial statements

F-3

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members'
	Shares	Amount	deficit)	Equity
December 31, 2017	972,793	$9,723	$(20)	$9,703
Proceeds from issuance of common shares	2,393,119	23,936	-	23,936
Redemptions of common shares	(125,538)	(1,232)	-	(1,232)
Offering costs	-	(462)	-	(462)
Net income (loss)	-	-	15	15
December 31, 2018	3,240,374	$31,965	$(5)	$31,960
Proceeds from issuance of common shares	829,833	8,623	-	8,623
Redemptions of common shares	(269,720)	(2,705)	-	(2,705)
Offering costs	-	(30)	-	(30)
Net income (loss)	-	-	509	509
December 31, 2019	3,800,487	$37,853	$504	$38,357

The accompanying notes are an integral part of these consolidated financial statements

F-4

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended	For the Year Ended
	December 31, 2019	December 31, 2018
OPERATING ACTIVITIES:
Net income (loss)	$509	$15
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses	42	35
Depreciation and amortization	154	59
Organizational costs	-	21
Amortization of below-market lease	(5)	-
Gain on sale of real estate	(181)	(107)
Changes in assets and liabilities:
Net (increase) decrease in accrued interest, PIK	(227)	(214)
Net decrease (increase) in other assets	(153)	(79)
Net increase (decrease) in due to related party	(109)	73
Net increase (decrease) in accounts payable and accrued expenses	70	33
Net increase (decrease) in rental security deposits and other liabilities	(64)	152
Net cash provided by (used in) operating activities	36	(12)
INVESTING ACTIVITIES:
Real estate debt investments	(199)	(824)
Repayment of real estate debt investments	-	500
Acquisitions of real estate held for improvement	(1,759)	(9,234)
Deposit repaid to related party for acquisition of real estate held for improvement	-	(33)
Improvements of real estate held for improvement	(970)	(900)
Acquisitions of residential rental properties	(2,093)	(3,456)
Improvements in residential rental properties	(240)	(33)
Acquisitions of real estate held for sale	(1,167)	-
Improvements in real estate held for sale	(19)	-
Proceeds from sale of real estate	929	528
Investment in equity method investees	(1,174)	(3,514)
Release (issuance) of real estate deposits	124	(24)
Net cash provided by (used in) investing activities	(6,568)	(16,990)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	8,623	23,700
Proceeds from note payable - related party	-	5,012
Repayment of notes payable – related party	-	(8,050)
Offering costs	(507)	(5)
Cash paid for shares redeemed	(2,663)	(1,101)
Net cash provided by (used in) financing activities	5,453	19,556

Net increase (decrease) in cash and cash equivalents	(1,079)	2,554
Cash and cash equivalents, beginning of year	2,755	201
Cash and cash equivalents, end of year	$1,676	$2,755

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$-	$43

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITY:
Organizational and offering costs accrued	$2	$479
Improvements in real estate held for improvement included in accounts payable	$35	$13
Redemptions payable	$190	$148

 The accompanying notes are an integral part of these consolidated financial statements

F-5

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

1.	Formation and Organization

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the “Company”) was formed on November 19, 2015, as a Delaware limited liability company to acquire and invest in property, for development or redevelopment. Real estate property may consist of land, single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers and other real estate related investments. Operations commenced on May 26, 2017. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise For-Sale Housing eFund – Los Angeles CA, LLC except where the context otherwise requires.

  Each residential real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these consolidated financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $31.9 million of shares on May 31, 2019, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of December 31, 2019 and 2018, after redemptions, the Company has net common shares outstanding of approximately 3,800,000 and 3,240,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 500 common shares at $10.00 per share for an aggregate purchase price of $5,000, as of December 31, 2019 and 2018. In addition, as of December 31, 2019 and 2018, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000.

As of December 31, 2019 and 2018, the Company’s total amount of equity outstanding on a gross basis was approximately $42.4 million and $33.8 million, respectively, and there were no settling subscriptions for each of the years ended. These amounts were based on a $10.44 and a $10.00 per share price, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

F-6

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Organizational and Offering Costs

Organizational and offering costs of the Company are being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. These may also include distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company records a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

As of and December 31, 2019 and 2018, the Manager had incurred cumulative organizational and offering costs of approximately $500,000 and $484,000, respectively, on behalf of the Company. The Hurdle Rate was met as of December 31, 2019 and 2018, so as a result, approximately $2,000 and $479,000 of offering costs were due to the Manager as of December 31, 2019 and 2018, respectively. Of the $2,000 due to the Manager as of December 31, 2019, all were related to offering costs. Of the $479,000 due to the Manager as of December 31, 2018, approximately $21,000 was related to organizational costs, while the remaining was related to offering costs. As of December 31 2019 and 2018, no offering or organizational costs incurred by the Manger have been forgiven or reimbursed back to the Company.

F-7

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year.

Real Estate Deposits

During the closing on an investment in residential rental property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

Investments in Residential Rental Properties and Real Estate Held for Improvement

Our investments in residential rental properties and real estate held for improvement include the acquisition of homes, townhomes, and condominiums and multifamily units i) held as rental properties or ii) held for renovation/ redevelopment or are in the process of being renovated, respectively.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Residential Rental Property) or will need improvements or redevelopment (Real Estate Held for Improvement). Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land and building and improvements based upon their relative fair values at the date of acquisition.

 Upon the acquisition of operating residential rental properties, we assess the fair value of acquired tangible and intangible assets, (including land, buildings, tenant improvements, “above-” and “below-market” leases, leasing and acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant.

We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above or below-market leases is recorded as an adjustment to rental income on the Company’s consolidated statements of operations.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a residential property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with residential property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

F-8

Investments in Real Estate Held For Sale

From time to time, we may identify residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition;(ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets.

Investments in Real Estate Debt Investments

Our real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests in unconsolidated joint ventures.

Our real estate debt investments are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

As of December 31, 2019, one of our real estate debt investments was deemed impaired and classified as non-accrual. The investment was determined to have sufficient underlying real estate collateral as of December 31, 2019. As of December 31, 2018, none of our real estate debt investments were considered impaired.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment semi-annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for years ended December 31, 2019 and 2018, respectively.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

F-9

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

The Company is required to file, has filed, and will continue to file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. All tax periods since inception remain open to examination at this time.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in these consolidated financial statements.

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities.

Gains on sale of real estate are recognized net of costs and selling expenses at the time each single-family property is delivered and title and possession are transferred to the buyer.

F-10

Recently Adopted Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company adopted this standard under the modified retrospective approach, effective January 1, 2019. After performing an assessment, we determined that the adoption of this standard did not have a material impact or require an initial transition adjustment on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and the Company adopted this standard effective January 1, 2019.  The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance was effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. The Company adopted this standard effective January 1, 2019.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In July 2019, the FASB voted to delay the fiscal year effective date of this standard by one year, and in November 2019, the FASB voted to delay the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted.

Extended Transition Period

 Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-11

3.	Investments in Residential Rental Properties and Real Estate Held for Improvement

Our residential rental properties consisted of seventeen single-family residential rentals and one quadplex as of December 31, 2019. Our residential rental properties consisted of ten single-family residential rentals and one quadplex as of December 31, 2018.

The following table presents the Company’s investments in residential rental properties (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Land- acquisition allocation	$7,336	$4,322
Building - acquisition allocation	4,309	3,071
Post-acquisition capitalized improvements	342	103
Total gross investment in residential rental properties	$11,987	$7,496
Less: accumulated depreciation	(222)	(68)
Total investment in residential rental properties, net	$11,765	$7,428

As of December 31, 2019 and 2018, the carrying amount of the residential rental properties above included cumulative capitalized transaction costs of approximately $270,000 and $166,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of $227,000 and $144,000, respectively.

For the years ended December 31, 2019 and 2018, the Company recognized approximately $154,000 and $58,000 of depreciation expense on residential rental properties.

As of December 31, 2019 and 2018, we had twelve and fourteen single-family residential properties held for improvement, respectively.

The following table presents our real estate held for improvement (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Land- acquisition allocation	$8,554	$8,861
Building - acquisition allocation	3,742	3,767
Post-acquisition capitalized improvements	1,868	917
Total investment in real estate held for improvement	$14,164	$13,545

As of December 31, 2019 and 2018, real estate held for improvement included capitalized transaction costs of approximately $545,000 and $537,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $237,000 and $246,000, respectively.

4.	Investments in Real Estate Held for Sale

As of December 31, 2019 and 2018, we had two and one single family residential properties held for sale, respectively.

The following table presents the Company’s investments in residential properties held for sale (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Land- acquisition allocation	$825	$306
Building - acquisition allocation	355	431
Post-acquisition capitalized improvements	19	6
Total investment in real estate held for sale	$1,199	$743

As of December 31, 2019 and 2018, residential property held for sale included capitalized transaction costs of approximately $29,000 and $22,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $23,000 and $14,000, respectively.

F-12

5.	Investments in Real Estate Debt Investments

The following table describes our real estate debt investments activity (amounts in thousands):

Real Estate Debt Investments	For the Year ended December 31, 2019	For the Year ended December 31, 2018
Beginning balance	$4,800	$4,262
Investments (1)	443	1,038
Principal repayments	-	(500)
Ending balance	$5,243	$4,800

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table describes our real estate debt investments as of December 31, 2019 (amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior Debt	2	$5,243	$-	$5,243
Balance as of December 31, 2019		$5,243	$-	$5,243

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table describes our real estate debt investments as of December 31, 2018 (amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior Debt	2	$4,800	$373	$4,800
Balance as of December 31, 2018		$4,800	$373	$4,800

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s real estate debt investments, as of December 31, 2019, by contractual maturity grouping (amounts in thousands):

Asset Type	Amounts Currently Due**	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	$5,243	$-	$-	$-
Balance as of December 31, 2019	$5,243	$-	$-	$-

**	Represents past due amounts anticipated to be recovered within one year.

The following table presents certain information about the Company’s real estate debt investments, as of December 31, 2018, by contractual maturity grouping (amounts in thousands):

Asset Type	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	$4,800	$-	$-	$-
Balance as of December 31, 2018	$4,800	$-	$-	$-

F-13

Credit Quality Monitoring

The Company’s real estate debt investments are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least semi-annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” For the year ended December 31, 2019, both of the Company’s real estate debt investments were in default. One real estate debt investment, with an approximate recorded investment and unpaid principal balance of $2.8 million, is in agreement of sale with the expectation of full collection of the investment in 2020. The second real estate debt investment, with an approximate recorded investment and unpaid principal balance of $2.4 million, was deemed impaired and classified as non-accrual. The investment was determined to have sufficient underlying real estate collateral as of December 31, 2019. As of December 31, 2018, all investments were considered to be performing.

6.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Interest receivable	$-	$17
Due from property manager	60	-
Retainers and prepaid improvement costs	-	2
Accounts receivable - other	58	60
Prepaid leasing fee	11	-
Prepaid insurance	9	-
Other prepaid expenses	154	77
Total other assets	$292	$156

F-14

7.	Investments in Equity Method Investees

The table below presents the activity of the Company's investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the year ended December 31, 2019	For the year ended December 31, 2018
Beginning balance	$3,479	$-
Investments in equity method investees	1,174	3,514
Distributions received	-	-
Equity in earnings (losses) of equity method investees	(42)	(35)
Ending balance	$4,611	$3,479

As of December 31, 2019, the Company's investments in companies that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 99.0% non-controlling member interest in RRE F1, LLC, whose activities are carried out through the following wholly-owned asset: Square One 867 10th Street, a small lot townhome entitlement project

2)	Acquired in 2018, a 93.9% non-controlling member interest in Marathon 12, LLC, whose activities are carried out through the following wholly-owned asset: P Joseph Marathon 12, a twelve townhome construction project

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As of and for the year ending December 31, 2019, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	RRE F1 LLC	Marathon 12 LLC
Condensed balance sheet information:	As of December 31, 2019	As of December 31, 2019
Real estate assets, net	$2,461	$10,924
Other assets	8	15
Total assets	$2,469	$10,939

Mortgage notes payable	$-	$8,011
Other liabilities	15	477
Equity	2,454	2,451
Total liabilities and equity	$2,469	$10,939
Company’s equity investment	$2,430	$2,181

	RRE F1 LLC	Marathon 12 LLC
Condensed income statement information:	For the Year Ended December 31, 2019	For the Year Ended December 31, 2019
Total revenue	$-	$-
Total expenses	42	1
Net income (loss)	$(42)	$(1)
Company’s equity in net income (loss) of investee	$(41)	$(1)

As of and for the year ending December 31, 2018, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	RRE F1, LLC	Marathon 12, LLC
Condensed balance sheet information:	As of December 31, 2018	As of December 31, 2018
Real estate assets, net	$2,252	$7,022
Other assets	3	10
Total assets	$2,255	$7,032

Mortgage notes payable	$-	$5,512
Other liabilities	36	75
Equity	2,219	1,445
Total liabilities and equity	$2,255	$7,032
Company’s equity investment	$2,195	$1,284

	RRE F1, LLC	Marathon 12, LLC
Condensed income statement information:	For the Year Ended December 31, 2018	For the Year Ended December 31, 2018
Total revenue	$-	$-
Total expenses	34	1
Net income (loss)	$(34)	$(1)
Company’s equity in net income (loss) of investee	$(34)	$(1)

F-16

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investment is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2019 and 2018, management estimated the fair value of our real estate debt investment to be approximately $5.2 million and $4.8 million, respectively.

F-17

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager receive fees, reimbursements, and compensation in connection with the Company’s offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Cost for amount of organizational and offering costs incurred and payable for the years ended December 31, 2019 and 2018.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2019 and 2018, the Manager incurred $69,000 and $18,000 of costs on our behalf, respectively. Approximately $0 of these costs were due and payable to the Manager as of each of the years ended December 31, 2019 and 2018.

An asset management fee is owed quarterly to the Manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. From inception through December 31, 2017, the Manager waived the asset management fee. From January 1, 2018 through December 31, 2018, the Company paid the Manager a quarterly asset management fee of one-fourth of 0.85%, which was based on our net offering proceeds as of the end of each quarter. Beginning January 1, 2019, this fee has been based on our NAV at the end of the prior semi-annual period.

The Manager waived the asset management fee from January 1, 2019 through December 31, 2019. Therefore, for the years ended December 31, 2019 and 2018, we have incurred asset management fees of approximately $0 and $221,000, respectively. As of December 31, 2019 and 2018, approximately $0 and $69,000, respectively, of asset management fees remain payable to the Manager.

The Company may be charged by the Manager, a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the for-sale housing project or if there is no outside developer of the for-sale housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged as of December 31, 2019 and 2018, respectively. The Manager has waived all development fees from inception through December 31, 2019.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2019 and 2018, there have been no non-performing assets and no special servicing fees have been accrued to the Manager.

The Company will also pay the Manager a disposition fee in the event that a for-sale housing project is sold to a homebuyer investor or if our Manager is acting as the real estate developer. The fee may be up to 1.5% of the gross proceeds. As of December 31, 2019 and 2018, no disposition fees have been incurred, respectively. The Manager has waived all disposition fees from inception through December 31, 2019.

During the year ended December 31, 2019, the Company acquired a single family residential property. The deposit for the property, approximately $40,000, was paid by a related party fund. Upon the closing of the single family residential property, the Company reimbursed the related party fund for the full amount of the deposit.

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. Fundrise Lending, LLC allows the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. For the years ended December 31, 2019 and 2018, the Company purchased zero and one investment, respectively, that was warehoused or owned by Fundrise Lending, LLC, respectively.

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For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. For the years ended December 31, 2019 and 2018 fees of approximately $18,000 and $19,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and holds 9,500 shares, as of December 31, 2019 and 2018, respectively. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Additionally, as an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise, L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. For the years ended December 31, 2019 and 2018, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and holds 500 common shares as of December 31, 2019 and 2018.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its other Fundrise investment funds at a 3.0% interest rate. The total drawn between the ten noteholders was not to exceed an aggregate amount of $10.0 million. The note matured on January 31, 2019. During the years ended December 31, 2019 and 2018, the Company incurred interest of approximately $0 and $36,000, respectively. In June 2018, the Company paid off the entire balance of the promissory grid note. The promissory grid note was not extended, and therefore, may not currently be used to fund future transactions.

For the years ended December 31, 2019 and 2018, the Sponsor incurred $24,000 and $64,000 of costs on our behalf, respectively. Of these amounts, $1,000 and $41,000 were due and payable as of December 31, 2019 and 2018, respectively.

The following table presents the Company’s acquisition fees incurred and paid to the Sponsor (amounts in thousands):

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Acquisition fees incurred and paid to the Sponsor	$99	$269
Total acquisition fees incurred and paid to the Sponsor	$99	$269

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Concentration risk is the risk of loss due to the concentration of exposure to a specific investment, issuer, individual transaction, or geographic location. Our limited geographic diversity means that adverse general economic or other conditions in the Los Angeles, CA market could negatively impact our business, results of operations and financial condition.

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11.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2019 and 2018, approximately $0 and $6,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

12.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 27, 2020 for potential recognition or disclosure.

Offering

As of April 27, 2020, we had raised total gross offering proceeds of approximately $42.6 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our offering and private placements for a gross aggregate of approximately 4,227,000 of our common shares.

Notice of Default Issued

In April 2020, both of our real estate debt investments were issued subsequent notices of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. As of April 27, 2020, the outstanding balances of the real estate debt investments in default cumulatively totaled approximately $5.3 million, both of which are secured by the underlying property of the real estate debt investments.

Redemption Plan Update

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests. However, such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact to occupancy and corresponding rental income from its investments in real estate or interest receivable from its real estate debt investments. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

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